[redacted]

SECU 13011735 ISSION

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SEC Mail Processing Section

FEB 25 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/12* (MM/DD/YY) AND ENDING *12/31/12* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Allied Beacon Partners, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Boulders Parkway, Suite 600

(No. and Street)

Richmond, VA 23225

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger F. Leibowitz 804-521-7608

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300, Glen Allen, VA 23060

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Allied Beacon Partners, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

LAUREN NICOLE ANDREWS
Notary Public
Commonwealth of Virginia
7270297
My Commission Expires Oct 31, 2013

This report ** contains (check all applicable boxes):

- ● (a) Facing Page.
- ● (b) Statement of Financial Condition.
- ○ (c) Statement of Income (Loss).
- ○ (d) Statement of Changes in Financial Condition.
- ○ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ○ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ○ (g) Computation of Net Capital.
- ○ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ● (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ○ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ○ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ○ (l) An Oath or Affirmation.
- ○ (m) A copy of the SIPC Supplemental Report.
- ○ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED BEACON PARTNERS, INC.

Statement of Financial Condition
and Independent Accountants' Report
on Internal Control Required by SEC Rule 17a-5(g)(1)

December 31, 2012

SEC ID 8 – 51357

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

ALLIED BEACON PARTNERS, INC.

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Allied Beacon Partners, Inc.
Richmond, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Beacon Partners, Inc. (the "Company") as of December 31, 2012, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allied Beacon Partners, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Keiter

February 15, 2013
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

ALLIED BEACON PARTNERS, INC.

Statement of Financial Condition
December 31, 2012

Assets

Cash	$	525,249
Commissions receivable		515,472
Commissions receivable from clearing broker		89,579
Accounts receivable - net		145,207
Deposits with clearing broker		80,000
Property and equipment - net		54,604
Intangibles - net		940,100
Other assets		55,939
Total assets	$	2,406,150

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	977,294
Note payable		27,487
Deferred tax liability - net		150,387
Total liabilities		1,155,168
Stockholder's equity		1,250,982
Total liabilities and stockholder's equity	$	2,406,150

See accompanying notes to financial statement.

ALLIED BEACON PARTNERS, INC.

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Allied Beacon Partners, Inc. (the "Company"), is a corporation organized in the state of Florida operating as a broker-dealer. The Company formerly operated as Waterford Investor Services, Inc. The Company is now a wholly-owned subsidiary of Beacon Acquisition Partners, Inc. ("BAP"), a holding company incorporated in Manitoba, Canada. The Company is an introducing broker and has a clearing arrangement with a clearing broker on a fully disclosed basis as well as providing financial consulting and advisory services. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000, and the Company maintains cash balances that periodically exceed this threshold.

A substantial portion of the Company's receivables are received from a small number of transactions or concentrated within an individual industry. Two customers comprised 39% of commissions receivable and two parties comprised 55% of accounts receivable as of December 31, 2012.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Commissions Receivable: Commissions receivable consists of revenue earned from securities trades and insurance purchases by clients in the normal course of business.

Accounts Receivable: Accounts receivable consists of receivables from related parties, independent sales representatives, and third party vendors. The Company accounts for doubtful accounts under the allowance method, which is based on expected write-offs and historical write-off patterns. As of December 31, 2012, the allowance for accounts receivables was $7,000.

Property and Equipment: Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, ranging from three to seven years.

Intangible Assets: Intangible assets are stated at cost, net of accumulated amortization. The intangible assets are amortized over their estimated useful lives, as described in Note 4. The Company evaluates the impairment of intangibles in accordance with Financial Accounting Standards Board ("FASB"). Under this guidance, impairment losses are to be recognized in the period of determination.

1. Summary of Significant Accounting Policies, Continued:

Income taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company's income tax returns for years since 2009 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 15, 2013, the date the financial statement was available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 are as follows:

Deferred tax asset:		
Net operating loss carry forwards	$	112,354
Accrued rent and compensated absences		20,948
Other		4,260
		137,562
Deferred tax liability:		
Intangible assets		(270,930)
Other		(17,019)
		(287,949)
Deferred tax liability - net	$	(150,387)

Net operating loss carryforwards totaled $374,513 at December 31, 2012 and begin expiring in 2026.

3. Property and Equipment:

Property and equipment at December 31, 2012 consisted of the following:

Furniture and fixtures	$	40,488
Leasehold improvements		28,869
Equipment		37,054
		106,411
Less: accumulated depreciation		(51,807)
Property and equipment - net	$	54,604

4. Intangible Assets:

Intangible assets consist of the values of independent sales representatives and client relationships, and are reported on the statement of financial condition net of accumulated amortization of $259,240 at December 31, 2012. The Company currently amortizes the intangible assets over their estimated useful life of five years.

5. **Note Payable:**

The Company issued an unsecured note payable to FINRA during the year in the amount of $30,000 in connection with a monetary fine. The Company will make monthly payments of principal and interest of $920 until September 2015, when the note will be paid in full. The note carries interest at a rate of 6.25%.

The annual maturities of the note payable were as follows at December 31, 2012:

Year		Amount
2013	$	9,580
2014		10,197
2015		7,710
	$	27,487

6. **Related Party Transactions:**

The Company shares certain expenses with its parent company and an affiliate. As a result, the Company was owed $70,535 in reimbursements as of December 31, 2012. These receivables are recorded as a component of accounts receivable – net.

7. **Stock Based Compensation:**

On December 12, 2011, 160,000 options with an exercise price of $0.50 per share in BAP were granted to a total of 13 key employees and independent contractors of the Company. 80,000 of these options vested immediately and were accounted for as consideration when Beacon Acquisition Partners purchased the Company. The other 80,000 vested on December 12, 2012. At the date of grant, the fair value of these options was determined to be $0.09 a unit. The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model. The key assumptions used in the valuation include a term of two years, a volatility percentage of 98%, a fair value for the underlying stock of $0.25 per share and a risk free rate of 0.24%.

8. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

9. Net Capital Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2012, the Company had net capital of $103,793, which was $36,808 in excess of required minimum net capital of $66,985. The Company's net capital ratio was 9.68 to 1.

10. Contingencies:

From time to time, the Company is involved in litigation that it considers to be incidental to its business. Until November 24, 2011, the Company was 90% owned by AIC, Inc. ("AIC"). AIC is controlled by Mr. Nicholas D. Skaltsounis, and both Mr. Skaltsounis and AIC, among others, have been named in a complaint by the SEC dated April 15, 2011. This complaint by the SEC alleges, among other things, that AIC, Mr. Skaltsounis, and certain other persons violated a number of United States securities laws and operated a "ponzi scheme" whereby AIC raised funds from various investors by way of fraudulent misrepresentations and used such funds to repay its prior investors. AIC, Mr. Skaltsounis, and the other defendants deny the allegations of the SEC and have been vigorously defending the complaint.

The SEC seeks disgorgement of all ill-gotten gains or proceeds of the fraud allegedly received by the Company from AIC in the amount of $486,000. If the SEC were to prevail in the complaint, it appears that the only damages that would be imposed against the Company would be the requirement to pay up to $486,000, plus interest to the SEC.

The Company does not believe it is more likely than not that the SEC will prevail in this matter and therefore no accrual has been recorded as of December 31, 2012.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Allied Beacon Partners, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statement of Allied Beacon Partners, Inc. (the "Company"), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 15, 2013
Glen Allen, Virginia

Keiter

Your Opportunity Advisors